Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 28, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
21/06/2021	—	—	—	4,002	202.4647	810,263.73	681,409.24	4,002	170.2672	681,409.24
22/06/2021	8,528	169.1934	1,442,881.32	5,226	201.1726	1,051,328.01	883,914.59	13,754	169.1723	2,326,795.91
23/06/2021	16,000	167.8442	2,685,507.20	5,631	200.1803	1,127,215.27	943,197.45	21,631	167.7548	3,628,704.65
24/06/2021	4,184	167.5815	701,161.00	—	—	—	—	4,184	167.5815	701,161.00
Total	28,712	168.2067	4,829,549.52	14,859	201.1446	2,988,807.01	2,508,521.27	43,571	168.4164	7,338,070.79

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till June 25, 2021, the total invested consideration has been:
• Euro 81,007,689.03 for No. 473,419 common shares purchased on the MTA.
• USD 14,855,873.08 (Euro 12,344,257.92*) for No. 72,815 common shares purchased on the NYSE

As of June 25, 2021, the Company held in treasury No. 9,458,745 common shares equal to 3.68% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until June 25, 2021, the Company has purchased a total of 4,273,419 own common shares on MTA and NYSE for a total consideration of Euro 596,774,180.13.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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